January 27, 2017	William M. Beaudoin
T + 617 854-2337
william.beaudoin@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I (Registration Nos. 033-44909 and 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 83 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 2, 2016, relating to AMG Managers Brandywine Advisors Mid Cap Growth Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 83. Please confirm all information will be filed with the SEC in the post-effective amendment to the Trust’s Registration Statement relating to the Fund to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 83 will be filed with the SEC in the 485(b) Amendment.

Prospectus

2. Comment: Please confirm whether the Fund intends to invest in emerging market securities. If applicable, please add disclosure relating to investments in emerging markets in the “Principal Investment Strategies” and “Principal Risks” sections of the Prospectus.

Response: Although emerging market securities are a permissible investment of the Fund, the Fund confirms that the Fund does not currently intend to invest in emerging market securities as a principal investment strategy. Therefore, the Trust has not revised its disclosure in response to this comment.

3. Comment: The “Principal Investment Strategies” section includes the following language: “The Fund will invest in companies in a broad range of industries and generally focuses on companies whose earnings under normal economic conditions are growing by at least 20% per year and whose stocks sell at reasonable price-to-earnings ratios, as determined by the Fund’s Subadviser.” Please explain why such language is not an implied representation of future performance that is prohibited by Rule 156(b)(2)(ii) of the Securities Act of 1933.

Response: The Trust does not believe that the Fund’s disclosure cited in this comment contains an implied representation about future performance of the Fund. As explained further under “Additional Information About the Fund—Additional Information About the Fund’s Principal Investment Strategies,” the reference to earnings growth is intended to describe one of the attributes that the Fund’s Subadviser considers in determining whether it believes that a company is “fundamentally sound.” However, the Fund has revised its strategy as follows: “The Fund will invest in companies in a broad range of industries and generally focus~~es~~ on companies whose earnings under normal economic conditions are forecasted to grow~~ing~~ by at least 20% per year and whose stocks sell at reasonable price-to-earnings ratios, as determined by the Fund’s Subadviser.”

4. Comment: The “Principal Investment Strategies” section includes the following language: “[The Fund] targets fundamentally sound companies that are experiencing a positive change. The number of issuers in which the Fund invests varies based on the Subadviser’s investment outlook for the Fund and so, from time to time, the Fund may have a more focused investment portfolio than at other times.” Please explain what is meant by “positive change” and “more focused investment portfolio.”

Response: The Trust has revised the Fund’s disclosure related to a “more focused investment portfolio” in response to the Staff’s comment. With respect to the reference to a “positive change,” the Trust respectfully submits that that Fund includes an explanation of “positive change” in the Prospectus under “Additional Information About the Fund—Additional Information About the Fund’s Principal Investment Strategies.” Consistent with the requirements of Item 4(a) and Item 9(b) of Form N-1A, the “Summary of the Fund—Principal Investment Strategies” section (which is responsive to Item 4(a)) summarizes and identifies the Fund’s principal investment strategies, including by stating that the Fund “targets fundamentally sound companies that are experiencing a positive change,” and the “Additional Information About the Fund’s Principal Investment Strategies” section (which is responsive to Item 9(b)) describes the Fund’s principal investment strategies in more detail, including by providing additional information regarding the types of positive change companies experience. Therefore, the Trust respectfully declines to make the requested change.

5. Comment: The Fund lists “Sector Risk” as a principal risk of investing in the Fund and states that stocks in the information technology, consumer discretionary, and industrials sectors currently, and may in the future, comprise a significant portion of the Fund’s portfolio. Please add related disclosure in the “Principal Investment Strategies” section of the Prospectus.

Response: The Trust notes that the Fund may invest in stocks in any market sector. The Fund does not have a strategy to focus its investments in any particular sector, but may have a significant amount of its assets invested in stocks in a single or small number of sectors. The Fund’s sector distribution may change over time. For this reason, the Trust does not believe that any specific sector should be discussed in the Fund’s principal investment strategies section.

6. Comment: Please consider including a strategy of active and frequent trading of the Fund’s portfolio as a principal investment strategy of the Fund.

Response: The Trust notes that the Fund includes the following language in the “Principal Investment Strategies” section of the Prospectus: “While this sell discipline is likely to cause the Fund to have an annual portfolio turnover rate that may exceed 200%, it also causes the Fund to keep seeking better investment alternatives.” Therefore, the Trust has not revised its disclosure in response to this comment.

7. Comment: Please consider disclosing “Small Capitalization Risk” as a principal risk of investing in the Fund.

Response: The requested change has been made.

8. Comment: The Staff notes that three indices, the S&P 500 Index, the Russell Midcap Index, and the Russell Midcap Growth Index, are included in the “Average Annual Total Returns” table of the Prospectus. In accordance with Instruction 2(b) to Item 4 of Form N-1A, please disclose information about the additional indices in the narrative explanation accompanying the table.

Response: The Trust believes that the Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers the S&P 500 Index, Russell Midcap Index and Russell Midcap Growth Index to be broad-based securities market indexes and describes these indexes as such in the “Performance” section of the Prospectus.

9. Comment: In accordance with Item 5 of Form N-1A, please confirm that Scott W. Gates is primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: The Trust confirms that Scott W. Gates is primarily responsible for the day-to-day management of the Fund’s portfolio and has revised the Fund’s disclosure accordingly.

10. Comment: The “Additional Information About the Fund—Summary of the Fund’s Principal Risks—Foreign Investment Risk” section references “American Depositary Receipts, stock index futures, or similar instruments.” Please disclose what those similar instruments include.

Response: The Trust has revised the Fund’s disclosure in the section “Additional Information About the Fund—Summary of the Fund’s Principal Risks—Foreign Investment Risk.” The Trust notes that the instruments used to gain indirect exposure to foreign investments are disclosed in the Prospectus under “Summary of the Fund—Principal Investment Strategies” and in the Statement of Additional Information under “Additional Investment Policies.”

11. Comment: The “Additional Information About the Fund—Fund Management” section states that “[a]ll investment decisions are made by a team of investment professionals representing the Subadviser, any of whom may make recommendations subject to the final approval of Scott W. Gates, or another member of the Subadviser’s management team to whom Mr. Gates may delegate the authority.” Please consider revising this disclosure to clarify who is primarily responsible for the day-to-day management of the Fund’s portfolio in compliance with Item 10(a)(2) of Form N-1A.

Response: The Trust confirms that Scott W. Gates is primarily responsible for the day-to-day management of the Fund’s portfolio and has revised the Fund’s disclosure accordingly.

12. Comment: Please confirm that the description of the fees paid by the Fund to the Investment Manager, by the Investment Manager to Friess, and by Friess to Friess of Delaware in the “Additional Information About the Fund—Fund Management” section is consistent with the fee structures contained in the applicable investment management agreements.

Response: The Trust confirms that the description of the fees paid by the Fund to the Investment Manager, by the Investment Manager to Friess, and by Friess to Friess of Delaware in the “Additional Information About the Fund—Fund Management” section is consistent with the fee structures contained in the currently applicable investment management agreements.

Statement of Additional Information

13. Comment: Please confirm whether the Fund invests or intends to invest in contingent convertible securities, and, if so, include appropriate disclosure regarding contingent convertible securities. Additionally, please supplementally state the amount that the Fund currently invests or intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Fund, the Fund does not currently invest or intend to invest in contingent convertible securities to a material extent.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc	: Mark Duggan, Esq.

      Maureen A. Meredith, Esq.

      Gregory C. Davis, Esq.

      Adam M. Schlichtmann, Esq.